THE ZWEIG FUND, INC.
101 Munson Street, Greenfield
Massachusetts 01301-9683

December 6, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	The Zweig Fund, Inc.

File No. 811-04739 / CIK 0000812090

Preliminary Proxy Statement

Dear Ms. Dubey:

Thank you for your telephonic comments regarding the above-referenced preliminary proxy statement on Schedule 14A for The Zweig Fund, Inc. (“Fund”), filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2016. Below, we describe the changes made to the preliminary statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a definitive proxy statement to be filed with the Commission on Schedule 14A on December 6, 2016. Page numbers below all refer to the preliminary proxy statement.

Comment 1.            In accordance with Item 22(a)(3)(iv) of Schedule 14A, please add a fee table showing both the current and pro forma fees (with the required examples).

Response 1.          We have added the requested disclosure at page 10 of the proxy statement.

Comment 2.             Page 3, please supplement the information provided in the second to last paragraph to also include the Fund’s current sub-advisers and their principal executive officers.

Response 2.          We have added the requested additional disclosure.

Comment 3.            Given the Fund terminated the advisory agreement with Zweig Advisers LLC, will the Fund be changing its name?

Response 3.          The Fund currently intends to change its name as part of undertaking a future corporate action.

Comment 4.            Page 9, please supplement the statement “The Board noted that an affiliate of VIA serves as the Fund’s administrator” to indicate whether the Board also considered the increase of the Fund’s administration fee.

Response 4.          We have revised the referenced disclosure as requested.

Comment 5.           Page 10, under the “Information about VIA” heading, please indicate the contractual amount of both the Fund’s and DCA’s investment advisory fee and DCA’s total assets.

Response 5.          We have revised the referenced disclosure as requested.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4799. Thank you.

Best regards,

/s/ William J. Renahan

William J. Renahan

cc:   Stuart H. Coleman, Esq.

David C. Mahaffey, Esq.